Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229926

Prospectus Supplement No. 9

(to Resale and Warrant Prospectus dated May 28, 2019)

GTY TECHNOLOGY HOLDINGS INC.

This prospectus supplement supplements and updates the information contained in the selling securityholders resale and warrant exercise prospectus, dated May 28, 2019 (the “Prospectus”), that forms part of Amendment No. 2 to our Form S-3 Registration Statement on Form S-1 (Registration No. 333-229926). This prospectus supplement is being filed to supplement and update the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus or any prospectus supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and “Risk Factors” beginning on page 4 of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 13, 2020, before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 1, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 24, 2020

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Massachusetts	001-37931	83-2860149
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GTYH	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On March 24, 2020, Stephen Rohleder resigned from his positions as Chief Executive Officer, President and Chairman of the board of directors (the “Board”) of GTY Technology Holdings Inc. (“GTY” or the “Company”), effective March 30, 2020. As of March 30, 2020, William Green, a current member of the Board, has been duly-appointed to serve as Chairman in Mr. Rohleder’s place and Charles Wert, also a current director, has been appointed Lead Director.

(c) On March 30, 2020, the Company’s Board appointed TJ Parass, 48, to the offices of Chief Executive Officer and President and as a director.

Mr. Parass has served as the Chief Executive Officer of Questica Inc. and Questica USCDN, Inc. (together, “Questica”), one of the Company’s business units, since he founded Questica in 1998. Mr. Parass has a BS in Mechanical Engineering from Queen’s University. There have been no transactions involving Mr. Parass that would require disclosure under Item 404(a) of Regulation S-K.

Also on March 30, 2020, the Board appointed David Farrell, 47, as Chief Operating Officer.

Mr. Farrell has served as the Chief Executive Officer of Sherpa Government Solutions LLC, one of the Company’s business units, since he founded it in in 2004. Previously, Mr. Farrell was a principal at American Management Systems Inc., a Virginia-based technology and management consulting firm. Mr. Farrell has a BA in Economics from Northwestern University and a Master’s Degree in Public Policy from the University of Chicago. There have been no transactions involving Mr. Farrell that would require disclosure under Item 404(a) of Regulation S-K.

On March 30, 2020, the Company issued a press release with respect to these resignations and appointments. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ John Curran
Name: John Curran
Title: Chief Financial Officer

Dated: March 30, 2020

Exhibit 99.1

GTY TECHNOLOGY ANNOUNCES EXECUTIVE TRANSITIONS

•	Appoints TJ Parass, CEO of Questica, As GTY Technology CEO
•	Q1 Company Revenues Tracking to Previously Announced FY2020 Guidance
•	Company Continues its Review of Strategic Alternatives

(Boston, Massachusetts, March 30, 2020) – GTY Technology Holdings Inc. (Nasdaq: GTYH) (“GTY”), a leading vertical SaaS/Cloud solution for the public sector, announced today the appointment of TJ Parass as Chief Executive Officer of GTY, succeeding Stephen Rohleder who is leaving the company. Mr. Parass will also become a member of the GTY Board of Directors. Mr. Parass previously served as Founder and CEO of Questica, a business unit of GTY focused on multi-user budgeting, performance measures, transparency and data visualization software for governments, education & healthcare. Bill Green, a current GTY director who is one of GTY’s founding sponsors, will become Chairman of the Board.

Mr. Parass has been a well-regarded leader in the public sector and software space for over twenty-two years, having founded Questica in 1998. He has been instrumental in leading GTY’s budgeting segment, which generates nearly half of GTY’s revenues, as well as helping to drive key channel partnerships with our other leading businesses in the GovTech vertical (Sherpa, CityBase, eCivis, Bonfire, and Open Counter). He has been actively involved in driving operational efficiency across each of GTY’s business units and has overseen the implementation of centralized back office systems for accounting, HR, as well as sales and expense management. Mr. Parass has also played a key role in several of the company’s recent large customer wins.

“We are very pleased that TJ will be stepping into the CEO role at GTY today,” said Mr. Green. “Over the last year, he has shown unparalleled leadership skills, consistent outperformance as well as a commitment to efficiency and operational excellence. His knowledge from scaling the leading public sector SaaS budgeting solution over the last twenty years through multiple economic cycles makes him uniquely qualified for this role.”

“On behalf of the entire Board, we would like to thank Steve for his contribution to GTY as its business units transitioned to being part of a public company,” said Mr. Green. “Under Steve’s leadership, GTY grew an impressive 36% organically last year and forged strong channel partnerships and alliances. Steve and the team provided GTY with a public company foundation and structure of which we are all profoundly appreciative.”

Added Mr. Rohleder, “I am very proud of the progress we have made over the last thirteen months establishing and operationalizing GTY. I want to personally thank the GTY executive team for their leadership and contribution to our initial success. This move is the next logical step to position GTY as a market leader and to enhance profitability and growth. We have a very strong group of business unit leaders, and TJ Parass is a proven business operator.”

“I have been very fortunate to work with a great team at Questica over my career as well as my GTY business unit counterparts and colleagues this past year,” said Mr. Parass. “We have talented leaders at each of our business units who have built best-in-class capabilities in some of the fastest growing public sector segments. We will continue GTY’s focus on investing in innovation and client centric initiatives, factors that contribute to our market-leading net promoter scores across each of our companies. We believe, especially in this environment, that the movement towards the public sector cloud has even more long-term momentum as citizens desire remote transaction processing and transparency, and governments need simple, cost-efficient online implementations that are secure. I am excited and grateful for the opportunity to lead GTY and to continue to deliver on our vision. GTY Technology brought together six entrepreneurs who are deeply committed to the future of our business; together with these talented individuals, I look forward to the challenge of shaping our organization to meet the significant challenges of today and the growth opportunities of tomorrow.”

GTY also announced that David Farrell, the CEO of GTY’s Sherpa business unit, has been appointed to also be Chief Operating Officer of GTY. Mr. Farrell founded Sherpa which has been a leader in state and large city budgeting software and the highest margin generator among GTY’s business units.

Q1 Company Revenues Tracking to Previously Announced FY2020 Guidance

The Company also announced that it expects Q1 non-GAAP revenues to track to its previously announced FY 2020 guidance. At the same time, the Company is continuing to monitor the ever-evolving situation with COVID-19 and its impact on revenues for the remainder of the year.

Company Continues Its Review of Strategic Alternatives

On February 14, 2020, GTY announced that it was reviewing a broad range of potential strategic alternatives focused on maximizing shareholder value with Credit Suisse as its financial advisor. “GTY is continuing to review strategic alternatives to strengthen not just our operating structure in these unprecedented times but also to best position the company to be cash flow breakeven and self-sufficient,” said Harry You, co-founder and Vice-Chairman. “As entrepreneurs and founders, TJ and his team are adept at running a capital efficient business, having a 20-year history of outperforming both on the top and bottom line. Managing cash, continuing to accelerate strong organic growth driven by ROIC at each business unit, and effecting operational efficiencies will be TJ’s top priorities in his new role. While today’s challenging business conditions create profound headwinds, we believe GTY has many strengths in this environment with our public sector focus, fundamentals of a strong SaaS business model, and TJ’s commitment to operate in a capital efficient manner.”

ABOUT GTY TECHNOLOGY HOLDINGS INC.

GTY Technology Holdings Inc. (NASDAQ: GTYH) (“GTY”) brings leading public sector technology companies together to achieve a new standard in stakeholder engagement and resource management. Through its six business units, GTY offers an intuitive cloud-based suite of solutions for state and local governments, education institutions, and healthcare organizations spanning functions in procurement, payments, grant management, budgeting, and permitting: Bonfire provides strategic sourcing and procurement software to enable confident and compliant spending decisions; CityBase provides government payment solutions to connect constituents with utilities and government agencies; eCivis offers a grant management system to maximize grant revenues and track performance; Open Counter provides government payment software to guide applicants through complex permitting and licensing procedures; Questica offers budget preparation and management software to deliver on financial and non-financial strategic objectives; Sherpa provides public-sector budgeting software and consulting services.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) our ability to consummate any proposed transaction with respect to the previously announced review of strategic alternatives; (2) the lack of actionable alternatives being identified in connection with the strategic alternative review; (3) risks relating to the substantial costs and diversion of personnel’s attention and resources due to the strategic alternative review; (4) our failure to generate sufficient cash flow from our business to make payments on our debt; (5) our ability to raise or borrow funds on acceptable terms; (6) changes in applicable laws or regulations; (7) the possibility that the company may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the coronavirus outbreak, or similar global health concerns, on our operations and customer base; and (9) other risks and uncertainties included in the company’s registration statement on Form S-1 (File No. 333-229926), including those under “Risk Factors” therein, and in the company’s other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2019. We caution you that the foregoing list of factors is not exclusive, and readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.